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                                  INFORTE CORP.

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                              SECOND SUPPLEMENT TO
                                OFFER TO EXCHANGE
                                  STOCK OPTIONS
                          FOR CASH OR RESTRICTED STOCK

               --------------------------------------------------



                                 March 11, 2005

         This Second Supplement dated March 11, 2005, amends and supplements the Inforte Corp. Offer to Exchange Options for Cash or Restricted Stock, dated February 9, 2005, as amended by Amendment No. 1 filed on February 24, 2005, (the "Offer to Exchange"), by amending and supplementing the disclosures in:

                1. Section 15 of the Offer to Exchange, entitled "Accounting Treatment of the Transaction;" and

                2. Section 16 of the Offer to Exchange, entitled "Financial Statements."

         You should read this Second Supplement together with the Offer to Exchange.

Accounting Treatment of the Transaction
---------------------------------------

         In order to clarify the accounting effects of the Offer, Section 15 of the Offer to Exchange, entitled "Accounting Treatment of the Transaction" is amended to read as follows in its entirety:

         "Under Financial Accounting Standards Board (FASB)'s new requirement, public companies must begin expensing stock options based on their grant date "fair value" beginning July 1, 2005. Under the modified prospective application of these new accounting rules, Inforte would have to begin expensing options grants that were made prior to the July 1, 2005 date but which vest after this date. Therefore, even if Inforte does not grant any options after July 1, 2005 it will still be taking a significant expense on July 1, 2005 and over the subsequent periods, unless the options have already vested or been cancelled. With the new rules a company may report significant stock option-related compensation expense as calculated on the grant date "fair value" even if the current date "fair value" of the stock options is very minimal. We plan to convert all eligible outstanding Options to cash or restricted stock, or, if Options are not exchanged, accelerate the vesting of unvested Options to significantly reduce Inforte's exposure to this stock option-related non-cash compensation expense. We plan to complete these Option conversion actions via our Offer to Exchange prior to July 1, 2005, the same date we intend to adopt the new accounting rules.

The Offer has the following potential impact on our net income:

o If each eligible employee with Category A and Category B Options on February 1, 2005 elects to cancel their Options and receive cash, the maximum total cash compensation expense for this action that we would recognize in the first quarter of 2005 would be approximately $810,000. This amount is the maximum amount of cash that would be paid to holders of Category A and B Options if they chose the cash exchange alternative.

o On the date of the Offer the maximum cash settlement amount of $810,000 will be accrued as a liability for the Category A and B Options. For the Options where the cash Offer is accepted the liability will be settled with the cash payment. If the Offer is declined the liability will be reversed with a credit to Equity.

o If each eligible employee with Category C Options on February 1, 2005 elects to cancel their Options and receive restricted stock, the maximum total non-cash compensation expense for this action that we


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

         would recognize would be approximately $2.4 million which would be
         expensed ratably over a four-year period.   This amount is the value of
         the restricted stock that would be granted to holders of Category C Options if they chose the restricted stock exchange alternative. This amount would be expensed over four years because the stock vests over a four-year period. Approximately $10,000 of non-cash compensation from Options with intrinsic value will be expensed in the first quarter of 2005 prior to cancellation of these Options. A maximum of approximately $75,000 of future non-cash compensation expense over the next two years for those Options will now no longer be taken.

o Category C Options will be subject to variable accounting treatment from the date of the Offer until the Offer is accepted. Those Options for which the restricted stock offer is declined will be immediately vested and will continue to be subject to variable accounting treatment thereafter until those Options are exercised or cancelled or expire unexercised or until after July 1, 2005 when we adopt SFAS 123(r). Variable accounting treatment means that the value of each Option will be measured and adjusted each reporting period based on the intrinsic value of the Option in the reporting period. The amount of this expense cannot be estimated at this time as it depends on the following factors: the strike price of the Options not exchanged, individuals' exercising behaviors, any terminations which would cause Options to be cancelled and Inforte's future stock price over time.

o The approximate number of additional shares that will be granted as restricted stock if all holders of Category C Options take the restricted stock exchange is 370,000; this represents approximately 3.3% of the current share count. The issuance of these shares of restricted stock would not have had a material impact on our last reported basic and diluted earnings per share (EPS) numbers if all 370,000 shares had been included in either the basic or diluted EPS calculation for the entire reporting period. There is likely to be a decrease in dilutive options as a result of cancellation of options that are part of the offer. The Company's diluted EPS for the year ended December 31, 2003 included 10,000 incremental shares associated with Category C Options using the treasury stock method. There were no incremental shares in diluted EPS associated with the Category A and B Options for the year ended December 31, 2003. We also believe that the one-time cash distribution is likely to reduce the market price of Inforte common stock by the amount of the one-time distribution. This reduction in market price will mean that of the options still outstanding after this offer, less are likely to be in the money and hence there is likely to be a decrease in the number of dilutive options as a result of making the one-time cash distribution. At the expiration of the Offer, restricted stock granted in the Category C exchange will be included in shares outstanding for basic and diluted EPS as the restricted stock vests. In addition, unvested restricted stock will be considered in diluted EPS each period under the treasury stock method.

o If employees choose not to exercise vested Options with a strike price less than $9.00 prior to the special one-time cash distribution record date, these employees will receive common stock to compensate for the estimated loss in option value due to the one-time distribution. (Please note that these Options are not part of this Offer.) The total estimated maximum expense for this action is $400,000; this will be a non-cash compensation expense in the first quarter of 2005, assuming no


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

         extension of the Offer. The approximate number of shares for this action if none of the vested Options below $9.00 are exercised is 60,000; this represents approximately 0.5% of the current share count."


Selected Financial Data
-----------------------

         The following tables supplement the information contained in Section 16 of the Offer to Exchange, entitled "Financial Statements" and sets forth our selected consolidated financial data on a historical basis for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 and 2003. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and management's discussion and analysis of financial conditions and results of operations, each contained in our annual reports on Form 10-K for the years ended December 31, 2003 and 2002, and our quarter report on Form 10-Q for the quarterly period ending September 30, 2004. This selected consolidated financial data, in our opinion, reflects all adjustments necessary to present fairly the data for such periods.


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

INFORTE CORP.
GAAP BASIS
CONSOLIDATED INCOME STATEMENT
UNAUDITED

IN THOUSANDS                                                       Year Ended                    Nine Months Ended
                                                               2002          2003             Sep-03             Sep-04

Revenues:
  Revenue before reimbursements (net revenue)              $  40,355      $  32,655       $    24,094        $   34,160
  Reimbursements                                               5,697          4,742             3,404             4,886
Total revenues                                                46,052         37,397            27,498            38,046
Operating expenses:
  Project personnel and related expenses                      19,934         17,263            12,424            19,842
  Reimbursed expenses                                          5,697          4,742             3,404             4,886
  Sales and marketing
                                                               6,053          4,644             3,702             3,757
  Recruiting, retention, and training                          1,221            743               476             1,104
  Management and administrative                               12,883          9,437             7,057             9,037
Total operating expenses                                      45,788         36,829            27,063            38,626
Operating income (loss)                                          264            568               435               420
Interest income (expense), net and other                       2,124          1,380             1,084               772
Income (loss) before income taxes                              2,388          1,948             1,519             1,192
Income tax expense (benefit)                                     672            201               167               476
Net income (loss)                                          $   1,716      $   1,747       $     1,352        $      716
Basic earnings per share                                   $    0.15      $    0.16       $      0.12        $     0.06
 Net income (loss) per share:
Weighted average common shares outstanding                    11,315         10,898            10,881            11,025
Weighted average common shares outstanding-diluted            11,647         11,018            10,993            11,297

Expenses as a percentage of net revenue
 Project personnel and related expenses                        49.4%          52.9%             51.6%             58.1%
 Sales and marketing                                           15.0%          14.2%             15.4%             11.0%
 Recruiting, retention, and training                            3.0%           2.3%              2.0%              3.2%
 Management and administrative                                 31.9%          28.9%             29.3%             26.5%
 Income tax rate                                               28.1%          10.3%             11.0%             40.0%

Margins as a percentage of net revenue
Gross income                                                   50.6%          47.1%             48.4%             41.9%
Operating income                                                0.7%           1.7%              1.8%              1.2%
Pretax income                                                   5.9%           6.0%              6.3%              3.5%
Net income                                                      4.3%           5.3%              5.6%              2.1%

Year-over-year change
Revenue                                                         -15%           -19%                                 42%
Gross income                                                     -5%           -25%                                 23%
Operating income                                                115%           115%                                 -3%
Pretax income                                                    42%           -18%                                -21%
Net income                                                       45%             2%                                -47%
Diluted EPS                                                      67%             7%                                -50%

Ratio of Earnings to Fixed Charges*                              N/A            N/A               N/A               N/A

* The Ratio of Earnings to Fixed Charges is not applicable because fixed charges in each time period displayed were $0.00.


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

INFORTE CORP.
CONSOLIDATED BALANCE SHEET
UNAUDITED

IN THOUSANDS
Assets                                                       Dec-02         Dec-03             Sep-03           Sep-04
Current assets:
Cash and cash equivalents                                  $  19,186      $  24,071       $    22,114        $   18,889
Short-term marketable securities                              31,340         25,471            27,866            25,457
Accounts receivable                                            5,100          4,811             5,094             7,469
Allowance for doubtful accounts                                 (600)          (500)             (525)             (500)
Prepaid expenses and other current assets                      1,099            692             1,009               985
Income taxes recoverable                                           -              -                 -               501
Interest receivable on investment securities                     497            372               469               389
Deferred income taxes                                          1,224            664               953               622
Total current assets                                          57,846         55,581            56,980            53,812

Computers, purchased software, and property                    2,857          2,084             2,091             3,113
Less accumulated depreciation and amortization                 1,779          1,370             1,334             1,907
Computers, purchased software and property, net                1,078            714               757             1,206

Long-term marketable securities                               16,819         18,187            17,237            14,136
Goodwill and intangible assets                                     -              -                 -            11,775
Deferred income taxes                                            328            326               350               295

Total assets                                               $  76,071      $  74,808       $    75,324            81,224

Liabilities and stockholders' equity
Current liabilities:
Note payable - Former stockholder
Line of credit
Accounts payable                                                 240            573               887               995
Income taxes payable                                             291            299               357                 -
Accrued expenses                                               5,195          3,558             3,312             2,738
Accrued loss on disposal of leased property                    1,126            558               681               346
Deferred acquisition payment                                       -              -                 -             3,150
Deferred revenue                                               4,487          2,617             3,539             2,209
Total current liabilities                                     11,339          7,605             8,776             9,438

Non-current liabilities:
Notes payable - former stockholder
Deferred acquisition payment                                       -              -                 -             3,150

Stockholders' equity:
Common stock, $0.001; authorized - 50,000,000 shares;
  issued and outstanding - 11,107,413 as of Dec. 31, 2004         11             11                11                11
Additional paid-in capital                                    79,192         79,791            79,658            80,384
Cost of common stock in treasury (2,720,823 shares as
  of Dec. 31, 2004)                                          (24,997)       (24,997)          (24,997)          (24,997)
Stock-based compensation                                          -               -                 -               180
Retained earnings                                             10,277         12,026            11,629            12,742
Accumulated other comprehensive income                           249            372               247               316
Note receivable from stockholders                                  -              -                 -                 -
  Total stockholders' equity                                  64,732         67,203            66,548            68,636
  Total liabilities and stockholders' equity               $   76,071     $  74,808       $    75,324        $   81,224


Total book value per share                                                                                   $     6.20


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

INFORTE CORP.
CONSOLIDATED STATEMENT OF CASH FLOW

UNAUDITED                                                           Year Ended                   Nine Months Ended
                                                               2002             2003          Sep-03          Sep-04
Cash flows from operating activities
Net income (loss)                                          $   1,716      $   1,747       $     1,352        $      716
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:

Depreciation and amortization                                  1,457          1,385             1,024             1,216
Non-cash compensation                                              -            (75)              (75)                -
Stock-based Compensation                                           -              -                 -               180
Deferred income taxes                                            531            561               249                74
Changes in operating assets and liabilities:
Accounts receivable                                              889            189               (69)             (464)
Prepaid expenses and other current assets                        414            586               168              (237)
Accounts payable                                                (160)           333               647              (607)
Income taxes                                                     447             98                66            (1,142)
Accrued expenses and other current assets                        797         (2,204)           (2,328)           (1,823)
Deferred revenue                                              (3,678)        (1,870)             (948)             (556)
Net cash (used in) provided by operating activities            2,413            751                86            (2,643)

Cash flows from investing activities
Acquisition of Compendit, net of cash                              -              -                 -            (5,677)
(Purchases of) Proceeds from marketable securities             6,185          3,646             2,484             3,315
Purchases of property and equipment                             (243)          (429)             (301)             (841)
Net cash (used in) provided by investing activities            5,942          3,217             2,183            (3,203)

Cash flows from financing activities
Proceeds from issuance of common stock                             -              -                 -                 -
Stock option and purchase plans                                  952            584               541               593
Purchase of common stock                                     (10,496)             -                 -                 -
Net cash provided (used in) by financing activities           (9,544)           584               541               593

Effect of change in exchange rates on cash                       167            333               118                71
Net increase in cash and cash equivalents                     (1,022)         4,885             2,928            (5,182)
Cash and cash equivalents, beginning of period                20,208         19,186            19,186            24,071
Cash and cash equivalents, end of period                   $  19,186      $  24,071       $    22,114        $   18,889




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